UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Amended and Restated Share Buyback Agreement

On March 28, 2025, Lotus Technology Inc. (the “Company”) entered into an amended and restated share buyback agreement (the “A&R SBA”) with Meritz Securities Co., Ltd. (“Meritz”) and the Company’s wholly-owned subsidiary, Lotus EV Limited (the “Subsidiary”), to amend and restate in its entirety the Share Buyback Agreement, dated November 29, 2024, between the Company and Meritz. Pursuant to the A&R SBA, Meritz agrees to sell, and the Company agrees to repurchase, 17,500,000 American depository shares (the “ADSs,” and such transaction, the “Share Buyback Transaction”), each representing one ordinary share (“Ordinary Share”), par value US$0.00001 per share, of the Company. Ordinary Shares underlying the repurchased ADSs constitute a part of the 50,000,000 Ordinary Shares (“Meritz Shares”) issued by the Company to Meritz concurrently with the closing of the business combination between the Company and L Catterton Asia Acquisition Corp on February 22, 2024 (the “Merger Closing Date”), pursuant to the share subscription agreement between the Company and Meritz, dated November 15, 2023, as amended on February 17, 2024 (as amended, the “Subscription Agreement”).

Upon the completion of the Share Buyback Transaction (the “Closing”), certain provisions under the Subscription Agreement will terminate, including: (i) the obligation for the Company to maintain US$175 million of unrestricted cash as of the last date of each fiscal quarter; (ii) the Company’s call option to acquire certain Meritz Shares at US$14.00 per share if the closing price of the ADSs for a five-trading-day period exceeds US$14.00; and (iii) the Company’s obligation to deposit additional cash as collateral in the restricted cash account to secure its obligations due to changes in the closing price of the ADSs.

Pursuant to the A&R SBA, the Company agrees to complete the full payment of SBA Deposit (US$150,937,500) to Meritz on or before April 30, 2025 and the remaining repurchase price (an amount that provides Meritz with a 12.5% IRR on US$48,109,420, calculated for the period between March 28, 2025 and the date of Closing), together with any accrued default interest (to the extent not waived by Meritz in accordance with the A&R SBA), at the Closing to take place on or before September 30, 2025. Closing is subject to customary closing conditions. In the event that the SBA Deposit is not paid on or before April 30, 2025 or the Closing does not take place on or prior to September 30, 2025 (except due to Meritz’s failure to satisfy certain closing conditions, provided that the Company is not in breach of any representation or warranty, covenant or other agreement and is otherwise ready, willing and able to consummate the Closing), (i) an event of default will be deemed to occur under the Subscription Agreement; (ii) to the extent that the event of default occurs on September 30, 2025, Meritz shall transfer 12,689,058 ADSs to the Subsidiary, the Subsidiary shall pledge such shares to Meritz, and such pledged ADSs will become immediately enforceable and shall be enforced by Meritz; (iii) Meritz shall enforce the security under the Subscription Agreement; (iv) Meritz shall enforce 7,000,000 Ordinary Shares charged by Lotus Advanced Technology Limited Partnership in favor of Meritz, pursuant to the security agreement, dated March 28, 2025, between Lotus Advanced Technology Limited Partnership and Meritz; and (v) Meritz will have the right to terminate the A&R SBA.

A copy of the A&R SBA is included in this current report on Form 6-K as Exhibit 10.1, and the foregoing description of the A&R SBA is qualified in its entirety by reference thereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amended and Restated Share Buyback Agreement, dated March 28, 2025 by and between Lotus Technology Inc., Lotus EV Limited and Meritz Securities Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Alexious Kuen Long Lee
Name	:	Alexious Kuen Long Lee
Title	:	Director and Chief Financial Officer

Date: March 28, 2025